EX-2.1
                              Letter of Intent

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                               LETTER OF INTENT

                                BY AND BETWEEN

              TAMPA BAY FINANCIAL, INC. AND AFFILIATED INVESTORS

                                      and

   AMERICAN COMMUNICATIONS ENTERPRISES, INC., ITS SUBSIDIARIES and SHAREHOLDERS


================================================================================
                            Dated: September 22, 2000




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Table of Contents

1.    Delivery of Shares of the Company......................................  3

2.    Consideration for Transfer of Shares  .................................  3

3.    Public Traded Entity...................................................  3

4.    Obligations of Shareholders and Company................................  4

5.    Obligations of TBF.....................................................  5

6.    Further Provisions.....................................................  5
a.    Exclusivity............................................................  5
b.    Venue..................................................................  5
c.    Confidentiality .......................................................  6
d.    Hold Harmless..........................................................  6
e.    Notice.................................................................  6

7.    Exhibit A .............................................................  8

8.    Exhibit B .............................................................  9




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                               LETTER OF INTENT

      LETTER OF INTENT (the "Agreement"), dated as of September 22, 2000, between Tampa Bay Financial, Inc., a Florida corporation, and Affiliated Investors (see Exhibit A), hereinafter referred to as "TBF", and American Communications Enterprises, Inc., a Nevada corporation (the "Company"), its subsidiaries and certain Shareholders of the Company as more fully defined in Exhibit B ("Shareholders").

                                   Witnesseth:

      WHEREAS, the Shareholders represent that they are the legal and beneficial owners of the majority of the issued and outstanding shares of capital stock of the Company as set forth and outlined in Exhibit B attached hereto; and

      WHEREAS, the Shareholders have agreed to sell certain shares of the stock that they own and control (as per Exhibit B) of the Company, and TBF has agreed to acquire said stock of the Company, based on the terms and conditions hereinafter set forth; and

      NOW THEREFORE, in consideration of the premises and the mutual agreements and undertakings hereinafter set forth, the parties do hereby agree to adopt a said plan of reorganization. The principal terms of which are as follows:

1. Delivery of Shares of the Company. The Shareholders agree to transfer and deliver to TBF, and TBF agrees to acquire all of the shares of capital stock of the Company owned by the Shareholders; provided, however, that the Shareholders shall retain such number of shares of capital stock of the Company as shall, upon consummation of the merger described in Section 5(b), be converted into 250,000 shares of the surviving corporation, and provided, further, that in no event shall the number of shares transferred pursuant hereto be less than 17,450,000 shares. TBF hereby agrees that beginning 90 days after closing, it will guarantee that the 250,000 shares retained by the Shareholders will be able to be sold by the Shareholders for gross proceeds of at least $500,000.

2. Consideration for Transfer of Shares. Upon the terms and subject to the conditions set forth in this Agreement, TBF agrees to purchase the above stated capital stock of the Company from the Shareholders in exchange for five hundred thousand dollars ($500,000), to be paid by TBF to Shareholders upon execution of a mutually agreeable definitive Agreement between the parties hereto.

3. Public Traded Entity. Shareholders and Company represent that the Company is a publicly traded entity on the NASDAQ OTC Bulletin Board, and that Company is in full and complete compliance with the Securities and Exchange Commission ("SEC").

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4.    Obligations of Shareholders and Company

(a) Shareholders and Company understand and agree that the Company's existing registrar and transfer agent must be changed to Standard Registrar and Transfer of Draper, Utah. Furthermore, additional costs such as legal, accounting, public relations, and the like may be required. The cost for that change of registrar and transfer agent as well as any and all other, additional costs such as legal, accounting, public relations, and the like that may be required to successfully conclude this transaction shall be borne by TBF.

(b) Shareholders and Company agree, if necessary, to assist TBF in securing three (3) market makers to make a market for the Company's common stock.

(c) Shareholders and Company understand and agree that the authorized shares of the Company will be increased to five hundred million (500,000,000) shares with a per share par value of $0.001.

(d) Shareholders and Company understand and agree that all costs associated with this transaction that are incurred are to be paid by TBF.

(e) Shareholders and Company understand and agree that any and all legal actions filed against the Company, or filed on behalf of the Company against a third party, must be completely settled prior to closing.

(f) Shareholders and Company agree to provide TBF with an Opinion Letter from the Company's legal counsel confirming the market tradability of the shares identified within this transaction to be freely market tradable shares or tradable under an appropriate exemption from Securities Laws ("Free Trading Shares"). Free Trading Shares to be acquired by TBF are outlined in attached Exhibit A hereto.

(g) Shareholders and Company agree to provide TBF (simultaneously with the execution of this letter) with a complete list of the shareholders of the Company including the total number of issued and outstanding shares of the Company, and attach it hereto as Exhibit C.

(h) Shareholders and Company agree to satisfy any and all claims, including actual or threatened lawsuits, and/or debts of the Company prior to closing with funds to be provided to the Company by TBF and maintained in an escrow account. This escrow account will allow for payments to be made, if necessary, in advance of the proposed closing of this transaction. Shareholders and Company understand and agree that any Company debt assumed and/or paid by TBF on behalf of Company in excess of one hundred fifty thousand dollars ($150,000) will be credited toward and deducted from the payment guarantee outlined in Section 2 herein.

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(i) The  Shareholders  and  Company  agree to  provide  their  full and  maximum cooperation in the accomplishment of these goals.

5.    Obligations of TBF.

(a) TBF will pay the outstanding debts of the Company up to a maximum of one hundred fifty thousand dollars ($150,000). Should payment of debts by TBF exceed that amount, any excess amount will be credited toward and deducted from the payment guarantee outlined in Section 2 herein.

(b) Promptly after execution of the definitive agreement contemplated hereby, TBF will effect a reverse merger between Company and a properly capitalized operating entity selected by TBF.

(c) TBF, at no cost or obligation to the Shareholders and the Company, will contract with a financial public relations firm to promote the Company upon the finalization of said reverse merger.

6. Further Provisions. The Shareholders and the Company understand that all obligations of TBF are on a best efforts basis and this Agreement shall not be binding to the Company except as to the following provisions:

(a) Exclusivity. For a period of forty-five (45) days after the date hereof, the Company and its Shareholders agree that they will not solicit, accept, enter into, negotiate or otherwise pursue any offers for the sale, transfer or assignment (by merger or otherwise) of the assets or business of the Company, the sale or issuance of any shares in the Company, or for full-time employment of any of the professional personnel or any other key employees of its business by any other individual or entity.

(b) Venue. Venue for any legal proceeding in connection with this Agreement shall be Sarasota County, Florida.

(c) Confidentiality. The parties may request from each other certain documents and other pertinent material related to the transaction including, without limitation, financial data, tax information, future plans and other information relating to the assets which the parties consider to be confidential. All of the confidential information shall at all times be the property of the respective parties, and they shall obtain no rights in any such confidential information they obtain, until after closing of the transaction.

      Except as may be required by applicable law(s) or as the parties may from time to time consent in writing, the parties shall not, at any time, disclose any confidential information, or any part thereof, to any person, firm, corporation, association, or other entity for any reason or purpose whatsoever. Except as otherwise required herein, and except for information that is being sold by the parties at such other time or times as the parties may request, the parties shall immediately return to each other all of their confidential



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information  and shall not retain  any  copies  thereof  and shall  continue  to refrain from any use whatsoever of any confidential information. In the event either party takes any action or fails to take any action in contravention of this Section, that party shall indemnify and hold harmless the other party from any damage or claim that may arise as a result of such action or inaction. In addition, that party shall be entitled to collect from the other party all costs incurred in obtaining such indemnification, including all attorney and court fees. The parties shall take any and all legal actions necessary to minimize any damages resulting from such disclosure, to retrieve such disclosed confidential information, and to return same to the other party upon their direction. Each party shall be responsible for any action or inaction in contravention of this Section by their personal representatives, successors and assigns.

(d) Hold Harmless. The Shareholders and the Company agree to hold TBF harmless for any acts it performs in its efforts to perform under this Agreement other than intentional or grossly negligent acts.

(e) Notice. All legal notices under this Agreement shall be sent to the following parties:

If to TBF:        Tampa Bay Financial, Inc.
                  355 Interstate Boulevard
                  Sarasota, FL  34240
                  Attn.: Carl Smith
                  941/923-1949  941/921-2821 - FAX
                  E-Mail Address: csmith@tbfcorp.net

If to Company:    American Communications Enterprises, Inc.
                  7103 Pine Bluffs Trail
                  Austin, TX 78729
                  Attn:  Dain L. Schult, President

                  512/249-2344  815-352-2889 - FAX
                  E-mail address: dstrr@aol.com


      If the foregoing is in accordance with your understanding, please indicate your agreement with the terms of this Letter of Intent by signing in the space provided below and returning this letter to TBF by overnight courier at the above stated address.

Tampa Bay Financial, Inc.                 American Communications Enterprises

By: __________________________            By: ___________________________
Carl Smith                                      Dain L. Schult, President
Authorized Representative

Date: ________________________            Date: _________________________





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                                    Exhibit A

Affiliated Investors defined:

Epoch Enterprises Corporation
Hallco LLC
ASFT, Inc.

SB Resources Group, Inc.





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                                    Exhibit B

Total shares issued and outstanding:                              18,487,532



Shareholders defined:


                              Market Tradable               Restricted
Shareholder Name              Shares owned                  Shares owned

Dain L. Schult                6,300,000
Robert E. Ringle              4,150,000
John W. Saunders                                            2,000,000

The Shareholders anticipate receiving additional shares between the date of this letter and the date of the definitive agreement, which shares will all be market tradable. Such shares will be included in the shares sold hereunder.



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